SCUDDER INTERNATIONAL FUND, INC.


     On December 3, 1997, the Board of Directors of Scudder International Fund, Inc. adopted the following amending the By-Laws of the corporation to read as follows:

          RESOLVED, that the first sentence of Article I, Section 12 of the Fund's By-Laws shall be amended to read as follows (additions are underlined, and deletions are struckout):

               By resolution adopted by the Board of Directors, the Board may designate one or more committees, including an Executive Committee, each composed of one two or more Directors.